Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation

3LI Securities Corporation	Massachusetts
3AM Labs Kft.	Hungary
Border Development Kft.	Hungary
LogMeIn Europe B.V.	The Netherlands
RemotelyAnywhere, Inc.	Delaware
LogMeIn Australia Pty. Ltd.	Australia
LogMeIn UK, Ltd.	United Kingdom